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                              November 10, 2021

       Kinney L. McGraw
       Chief Executive Officer
       Midnight Gaming Corporation
       1900 E. Golf Road
       Suite 950
       Schaumburg, Illinois 60173

                                                        Re: Midnight Gaming
Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted October
13, 2021
                                                            CIK No. 0001692780

       Dear Mr. McGraw:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Filed October 13, 2021

       Prospectus Summary
       Esports Industry, page 1

   1. Please update the industry statistics disclosed in this section. We note, for example, the statement that the
total global esports audience is expected to reach 453.8 million in
                                                        2019. Similarly, update
the statistics on the size of your potential audience in the United
                                                        States.
 Kinney L. McGraw
FirstName LastNameKinney   L. McGraw
Midnight Gaming  Corporation
Comapany 10,
November  NameMidnight
              2021        Gaming Corporation
November
Page 2    10, 2021 Page 2
FirstName LastName
GTV, page 2

2. Please state clearly whether the GTV platform is currently operational. If it is not, disclose here the current status of the platform, what remains to be accomplished for you to complete the platform and begin generating revenue, and your estimated timeframe for completion. In your business section, provide a detailed description of the actions and timing of your planned operations over the next 12 months toward the development and completion of the GTC platform, as well as other aspects of your business plan. Disclose the significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events.
History, page 2

3.       We are unable to access your website. Please advise.
Recent Developments, page 3

4. Please file the letters of intent referred to in this section as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Selling Security Holders, page 15

5. With respect to the shares to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by that selling stockholder. Refer to Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-
         K Compliance and Disclosure Interpretations.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, page 18

6. Please revise to disclose the estimated minimum period of time that you will be able to conduct planned operations using currently available capital resources, the extent to which you currently use capital resources in your operations on a monthly basis and the minimum additional capital necessary (in dollars) to fund planned operations for a 12-
         month period.
Results of Operations, page 18

7. Please revise to disclose the reasons for the changes in your revenues and expenses from fiscal 2019 to fiscal 2020.
Properties, page 21

8. Please file your corporate lease agreement that expires in 2023 as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.
 Kinney L. McGraw
FirstName LastNameKinney   L. McGraw
Midnight Gaming  Corporation
Comapany 10,
November  NameMidnight
              2021        Gaming Corporation
November
Page 3    10, 2021 Page 3
FirstName LastName
Report of Independent Registered Public Accounting Firm, page F-2

9. The last paragraph of your Report of Independent Registered Public Accounting Firm
         states that    Our audit also included evaluating the accounting
principles used and
         significant estimates made by management, as well as evaluating the overall presentation
         of the financial statements except tax computation.    As such, the
report appears to
         include a scope limitation. A qualification with respect to the scope of the audit of the financial statements results in financial statements that do not meet the requirements of
         Rule 2-02(b) of Regulation S-X. Refer to SAB Topic 1E.2.
10. Your disclosure on page 6 states that your independent registered public accounting firm has included an explanatory paragraph in its consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 stating that your operating losses and limited working capital, raise substantial doubt about your ability to continue as a going concern. However, your Report of Independent Registered Public Accounting Firm does not include this explanatory paragraph. Please have your auditor revise its report to include an explanatory paragraph that complies with PCAOB standards or tell us why you believe this is not necessary.
11. Your Report of Independent Registered Public Accounting Firm must indicate the city and state where issued. Refer to Rule 2-02 of Regulation S-X.
Consolidated Financial Statements
Statement of Operations, page F-4

12. Please provide footnote disclosure regarding the nature of your player winning expenses.
         Please also describe how you account for these expenses and the reason why you did not incur these expenses for the year ended December 31, 2020.
General

13. We note you identify yourself as an emerging growth company on the cover page of the filing. Please revise to disclose whether you have elected to use the extended transition period for complying with new or revised accounting standards under
Section 102(b)(1) of
         the Act. In addition, revise to address the following:
             Describe how and when a company may lose emerging growth company status;
             Describe the various exemptions available to you, such as the exemptions from
              Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the
              Exchange Act; and
             Explain that as result of your election to use the extended transition period, your financial statements may not be comparable to companies that comply with public company effective dates.
14. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
 Kinney L. McGraw
Midnight Gaming Corporation
November 10, 2021
Page 4
         not they retain copies of the communications.
       You may contact Laura Veator, Senior Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



FirstName LastNameKinney L. McGraw                        Sincerely,
Comapany NameMidnight Gaming Corporation
                                                          Division of
Corporation Finance
November 10, 2021 Page 4                                  Office of Technology
FirstName LastName